GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 28, 2007

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the three-month period ended February 28, 2007 (“third quarter 2007”) and the nine-month period ended February 28, 2007. The MD&A should be read in conjunction with Grandview’s unaudited financial statements and notes for the third quarter 2007 and the audited annual financial statements and related notes, and MD&A as at May 31, 2006.

Grandview’s financial statements were prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 9 to the financial statements for the third quarter 2007.

This MD&A was prepared on April 16, 2007.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

Controls and Procedures

Management has assessed the effectiveness of the Company's financial reporting disclosure controls and procedures as at February 28, 2007, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date.

Overview

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and developing high-grade, gold properties in major gold camps of North America. Grandview continues to be involved in the acquisition, exploration and development of properties for the mining of precious metals in Ontario and Manitoba, Canada and Nevada, USA.

Grandview is listed on the Toronto Stock Exchange ("TSX"), trading under the symbol GVX. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol GVGDF.

Pony Creek / Elliot Dome Properties

The Pony Creek property is optioned to Grandview Gold by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60 percent interest in the Pony Creek property by incurring

$3.5 million (U.S. dollars) in resource exploration and development expenditures over a three-year period. These properties encompass 903 unpatented lode mining claims covering approximately 7,285 hectares and are located 25 miles southeast of Carlin, Nevada, USA, on the gold-producing Carlin Trend.

Exploration costs of $238,245 were incurred during the third quarter 2007 (nine months ended February 28, 2007 - $2,318,771). Cumulative exploration costs incurred to date from inception of the exploration stage is $4,200,353.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza

Grandview owns a 100% interest in eight mining claims in southeast Dome Township covering approximately 60 hectares, 2.5 km from Goldcorp’s mine in Red Lake located in the District of Kenora in northwest Ontario. Grandview has signed a letter of intent to enter into an option and joint venture agreement with Goldcorp Inc., whereby Goldcorp will operate at Grandview’s Red Lake Property and will fund exploration activities. Goldcorp may earn a 60% interest in the Red Lake Property by incurring expenditures of $100,000 within 18 months of signing the agreement.

Grandview and Fronteer Development Group entered into an option agreement to allow Grandview to earn a 51% interest in the Dixie Lake Property, which is 25 km southeast of Red Lake, Ontario and 25 km south of Placer Dome’s Campbell mine and Goldcorp Inc.’s Red Lake mine. Grandview subsequently earned the 51% interest in early 2006, by incurring exploration expenditures in excess of the minimum $300,000 required, assuming payments of $75,000 to the underlying property vendor, and issuing 160,000 shares of Grandview to a third party as a finder’s fee. This property comprises approximately 1,790 hectares in 51 claims.

On February 8, 2007, the Company announced it has signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 claim Sanshaw-Bonanza gold property. Under the terms of the agreement, Grandview has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August, 2007, and issuing 115,000 Grandview common shares (55,000 common shares were issued and valued at $22,000) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance. Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

Exploration costs of $76,659 were incurred during the third quarter 2007 (nine months ended February 28, 2007 - $206,667). Cumulative exploration costs incurred to date from inception of the exploration stage is $1,281,470.

Rice Lake (Bissett) Properties

Grandview owns a 100% interest in 37 mining claims (8 currently pending), comprising approximately 6,896 hectares, located on the Rice Lake greenstone belt, approximately 240 km northeast of Winnipeg. Grandview intends to study existing surface, drilling data and airborne geophysical survey data to develop and execute an exploration program.

On February 23, 2007, the Company purchased, from McKeena Gold Inc. (“McKeena”), 100% interest in the Angelina and the Banksian gold properties (Manitoba). The Angelina property was purchased for 100,000 common share warrants (issued) at an exercise price of $0.70, expiring February 28, 2008 and Banksian was purchased for 250,000 common share warrants (issued) at an exercise price of $0.70, expiring February 28, 2008.

Exploration costs of $89,192 were incurred during the third quarter 2007 (nine months ended February 28, 2007 - $204,363). Cumulative exploration costs incurred to date from inception of the exploration stage is $663,744.

Gem Gold Property

Grandview and Marum Resources Inc. have entered into an option agreement to jointly explore Marum’s wholly-owned Gem gold property, which consists of seven claims covering 1,594 hectares at the eastern end of Manitoba’s Rice Lake Greenstone Belt. Grandview can earn a 50% interest in the property by performing exploration work of $250,000 by December 31, 2007.

Rocky Ridge Property

Grandview and Harvest Gold Corp (“Harvest Gold”) entered into an option agreement on November 29, 2006 to allow Grandview to earn an undivided 70% interest in the Rocky Ridge gold property in Manitoba by incurring $600,000 in resource exploration and development expenditures, making $85,000 in payments and issuing 225,000 of the Company’s shares, over a two-year period, as shown below:

	November 29, 2006	Year 1	Year 2
Exploration and development		$250,000	$350,000
Payments	$20,000	$30,000	$35,000
Share issuance	50,000	75,000	100,000

The issue of the 50,000 shares on November 29, 2006 is subject to regulatory approval and the value of the share obligation at the agreement date has therefore been recorded on the Balance Sheet at November 30, 2006 as “Shares to be issued” ($34,500).

Harvest Gold has an option to buy out up to two percent of a three percent underlying Net Smelter Royalty (“NSR”), assigned to the original property owner, at a cost of $250,000 for each percentage ($500,000 to buy out the maximum of two percent). The buy-out is apportioned on a pro-rata basis, with the Company acquiring 70 percent and Harvest Gold acquiring 30 percent.

The Company issued finder’s fee share purchase warrants in connection with this transaction at an exercise price of $1.00 for a period of two years from the date of the agreement.

Exploration costs of $391,171 were incurred during the third quarter 2007 (nine months ended February 28, 2007 - $610,921). Cumulative exploration costs incurred to date from inception of the exploration stage is $610,921.

Private Placements

On August 31, 2005, September 15, 2005 and October 19, 2005, Grandview completed a private placement offering in three tranches resulting in the placement of a total of 1,389,424 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.25 per unit and 1,620,000 flow through common shares at $1.25 per flow through common share for total gross proceeds of $3,761,780. The proceeds from the offering were used by

Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

On March 27, 2006, Grandview completed a private placement offering of 3,985,974 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.10 per unit for total gross proceeds of $4,384,571. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

The Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement concluded on December 28, 2006. The private placement consisted of 2,399,998 flow-through Units (“Unit”) at a price of $0.65 per Unit. Each Unit consists of one flow-through common share of the Company and one-half of one non-flow-through share purchase warrant. Each whole warrant is exercisable at a price of $1.40 for a period of 24 months from closing to acquire one common share of the Company. The Company paid a finder’s fee of 8% of the gross proceeds raised under the private placement and issued finder’s options to acquire non-flow-through Units of the Company at a price of $0.65 per Unit for a period of 24 months from closing.

The proceeds from the Unit offering will be used to fund the Company’s Canadian gold exploration programs at the Rocky Ridge Property in Manitoba, the Rice Lake Properties in Manitoba and the Red Lake Properties in Ontario.

Stock Option Transactions

On July 11, 2006 the Company retained Connect Capital Limited ("CCL") and Connect Corporate Communications Inc. ("CCCI") to assist with investor and public relation services on behalf the Company. CCL and CCCI will each receive a monthly retainer of US$10,000 for an 18-month term subject to termination by the Company with 30 days written notice. The Company issued as compensation to CCL an option to purchase 500,000 common shares at an exercise price of $1.10 per share for the term of the agreement.

On July 11, 2006 the Company also retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of the agreement, Mr. Markovitz received an option to purchase 100,000 common shares at an exercise price of $1.10 per common share for a period of 12 months.

On July 11, 2006, the Company issued to a consultant an option to purchase 50,000 common shares at an exercise price of $1.10 for a period of 12 months.

On June 1, 2006, the Company issued to a consultant an option to purchase 100,000 common shares at an exercise price of $1.10 for a period of 5 years.

375,000 stock options were cancelled during the nine months ended February 28, 2007.

On October 31, 2006, the Company issued to the President and CEO of the Company 500,000 options at an exercise price of $1.00 for a period for a period of 5 years.

In connection with the Company's December 2006 non-brokered private placement, 240,000 finder's options were issued. Each finder's option will allow the option holder to acquire one non-flow-through unit of the Company at a price of $0.65 per unit for a period of 24 months from closing.

Subsequent Events

On March 16, 2007, the Company closed a non-brokered private placement for gross proceeds of $1,462,500. The private placement consists of 3,250,000 units at a price of $0.45 per unit. Each unit consists of one common share of Grandview and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share of Grandview at a price of $0.65 for a period of 24 months from closing. In connection with the offering Grandview agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire units of Grandview at a price of $0.45 per unit for a period of 24 months from closing.

Results of Operations

Third quarter 2007

Grandview incurred a net loss of $666,918 for the third quarter 2007, compared with a loss of $476,368 for the corresponding period last year, due predominantly to incurring $141,366 in flow-through interest expense and an increase of $70,653 in investor relations, business development and reporting issuer maintenance cost compared with the third quarter last year.

The $141,366 in flow-through interest expense is the result of regulatory interest and penalties that arose from the Company’s failure to expend the approximately $2.0 million in flow-through expenditure obligation by December 31, 2006 (actual expenditure approximately $1.3 million) , as required pursuant to flow-through subscription agreements entered into by the Company with certain investors in the fall of 2005. The funds were expended largely in connection with the exploration of the Company’s properties but these expenses did not all qualify as Canadian exploration expenses.

The Company has also created an accounting reserve of $250,000 CAD; set aside to manage any obligations that may arise from the Company’s failure to incur these qualifying Canadian exploration expenses.

Cash flows used in operating activities for the third quarter 2007 of $430,290 increased by $227,192 over the corresponding period last year due predominantly to incurring flow-through interest expense and an increase in investor relations, business development and reporting issuer maintenance cost (refer above).

Grandview’s asset base has improved considerably since the corresponding period last year as a result of capital raised by the Company through private placements.

Summary of Quarterly Results

The following tables set out financial performance highlights for the past eight quarters.

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	Feb. 28,	Nov. 30,	Aug. 31,	May 31,
	2007	2006	2006	2006
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	666,918	858,082	917,995	507,216
Net income (loss)	(666,918)	(851,293)	(903,200)	54,214
Net income (loss) per share	(0.03)	(0.04)	(0.05)	(0.00)
Cash flows from (used in) operating activities	(430,290)	(335,602)	(633,346)	(438,508)
Cash and cash equivalents, end of period	1,083,491	550,393	2,343,105	3,802,800
Assets	8,357,714	7,138,846	7,211,013	7,651,243

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
	Feb. 29,	Nov. 30,	Aug. 31,	May 31,
	2006	2005	2005	2005
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses (recovery)	476,368	325,157	255,905	641,467
Net income (loss)	(476,368)	(325,157)	(255,905)	(641,467)
Income (loss) per share	(0.03)	(0.02)	(0.02)	(0.06)
Cash flows from (used in) operating activities	(203,098)	(216,363)	(134,767)	(189,994)
Cash and cash equivalents, end of period	1,118,828	1,812,367	2,386,005	244,067
Assets	4,176,311	4,332,979	3,334,646	943,727

Nine months ended February 28, 2007

Grandview incurred a increased net loss of $2,432,411 for the nine months ended February 28, 2007, an increase of $1,374,981 over the loss of $1,057,430 for the corresponding period last year, due primarily to a substantial increase in stock option compensation expense of $914,478, incurring $141,366 in flow-through interest expense, an increase in investor relations, development and issuer maintenance costs of $145,616, an increase in professional fees of $105,034 and an increase in management services of $93,243, partially offset by a reduction in office and administration costs of $12,938.

Management considers the loss to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties. Grandview’s asset base increased significantly since the same period the previous year as a result of the capital raised by the Company through private placements.

	Nine	Nine
	Months	Months
	Ended	Ended
	Feb. 28,	Feb. 28,
	2007	2006
Revenue	$ 0	$ 0
Expenses	2,453,995	1,057,430
Net loss	2,432,411	1,057,430
Net income (loss) per share	(0.12)	(0.08)
Cash flows used in operating activities	1,399,238	554,228
Cash and cash equivalents, end of period	1,083,491	1,118,828
Assets	8,357,714	4,176,311

Liquidity and Capital Resources

Grandview’s working capital on February 28, 2007, was $1,022,355 compared with $3,813,975 on May 31, 2006 and $910,743 on February 28, 2006. The cash balance on February 28, 2007, was $1,083,491, compared with $3,802,800 on May 31, 2006 and $1,118,828 on February 28, 2006. The reduction in cash (and as a consequence working capital) is due to significant exploration expenditures incurred during the third quarter 2007 and nine months ended February 28, 2007 of $795,267 and $3,340,722 respectively. The Company does not earn any revenue from its exploration and development activities.

The asset base has improved during the third quarter 2007 and nine months ended February 28, 2007 due to capital raised through private placements. Since May 31, 2005, Grandview has raised approximately $9.7 million in gross proceeds from private placements (refer the section Private Placements for a discussion of the placements completed since August 2005). While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

Off-Balance-Sheet Arrangements

See description of option agreements under the Overview section.

Related Party Transactions

On June 1, 2004, the Company entered into a management agreement with a company owned by Raymond Pecoskie ("Ray"), the then President of the Company. Ray's company provided management and consulting services to the Company in exchange for $11,682 per month. On July 13, 2006, Ray stepped down as President of the Company. While President of the Company, Ray was paid $41,682 (2006 - $105,138) for the nine months ended February 28, 2007.

Michael Hitch, a Grandview director, was appointed to the position of interim Chief Executive Officer to oversee the operations of the Company until the selection process for a new President and Chief Executive Officer was completed. He resigned on November 7, 2006 upon the appointment of the new President and Chief Executive Officer. His fees for the nine months ended February 28, 2007 amounted to $52,520 (2006 - $nil).

Consulting services expenses of $21,000 (2006 - $nil) was paid to the Chief Financial Officer of the Company for the nine months ended February 28, 2007.

Consulting services expenses of $70,000 (2006 - $nil) was paid to a company of which a Grandview director is a partner during the nine months ended February 28, 2007.

On October 31, 2006, the Company provided a loan of $90,000 to Paul T. Sarjeant, the new President and Chief Executive Officer of the Company. The loan bears no interest and is due on October 31, 2009.

Consulting fees of $75,750 were paid to the new President and Chief Executive Officer of the Company for the nine months ended February 28, 2007 (2006 - $nil).

Proposed Transactions

There are no proposed transactions at this time, other than those described under Subsequent Events.

Critical Accounting Estimates

Grandview did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies

There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments

At the close of the most recent fiscal period, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

Risks and Uncertainties

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of shares. As of April 15, 2007, the Company had outstanding 21,591,890 common shares; 4,391,583 warrants; and 3,340,000 stock options.

Additional Information

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.